INTERIM OPERATING EXPENSES LIMITATION AGREEMENT

THIS INTERIM OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of November 15, 2024 by and between TWO ROADS SHARED TRUST, a Delaware statutory trust (the “Trust”), on behalf of Tactical Dividend and Momentum, a series of the Trust (the “Fund”), and VestGen Investment Management, LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser is the successor entity to the investment advisory agreement between the Trust, on behalf of the Fund, and Hanlon Investment Management, Inc. (“Hanlon”), dated April 20, 2015 (the “Previous Investment Advisory Agreement”), as a result of a change in entity and redomestication of Hanlon in connection with the restructuring of the equity ownership of Hanlon (the “Transaction”);

WHEREAS, the Adviser presently serves as investment adviser of the Fund pursuant to the Interim Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser dated November 15, 2024 (the “Interim Investment Advisory Agreement”) as a result of the automatic termination of the Previous Investment Advisory Agreement” upon the closing of the Transaction, which resulted in a change of control of the Adviser;; and

WHEREAS, the Trust and Hanlon previously entered into that certain Operating Expenses Limitation Agreement dated May 29, 2016 (the “Previous OELA”), under which Hanlon agreed to limit the expenses of the Fund in order to maintain the Fund’s expense ratio within a certain operating limit; and

WHEREAS, as a result of the termination of the Previous Investment Advisory Agreement, the Previous OELA also terminated; and

WHEREAS the Trust and the Adviser wish to enter into an interim expense limitation agreement (the “Interim OELA”) on terms substantially identical to the Previous OELA; and

WHEREAS, pursuant to the Interim Investment Advisory Agreement, the Fund is responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Adviser thereunder; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.    Limit on Operating Expenses. The Adviser hereby agrees to limit the Fund’s Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund. In the event that the current Operating Expenses, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.    Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including

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the Adviser’s investment Advisory or management fee detailed in the Interim Investment Advisory Agreement, and other expenses described in the Interim Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, interest expense, interest and dividends paid on short sales, acquired fund fees and expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, extraordinary expenses, such as litigation, or any class-specific expenses such as Rule 12b-1 fees or Shareholder Servicing Plan fees.

3.    Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Interim Investment Advisory Agreement.

4.    Term. This Agreement shall become effective on the date specified herein and shall remain in effect through at least November 30, 2024, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.    Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to the Fund if the Interim Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Interim Investment Advisory Agreement’s termination for the Fund. Upon the termination of this Agreement for any reason, the Adviser acknowledges and agrees that it remains liable for all fee reductions and reimbursement obligations pursuant to Section 1 hereof that accrued prior to the termination of this Agreement.

6.    Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.    Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TWO ROADS SHARED TRUST	VESTGEN INVESMENT MANAGEMENT, LLC
on behalf of its series listed on Schedule A

By: /s/Jim Colantino	By: /s/Thomas Ericson

Name: Jim Colantino	Name: Thomas Ericson

Title: President	Title: Chief Compliance Officer and General Counsel

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Schedule A

to the Interim Operating Expenses Limitation Agreement

Series and Class of Two Roads Shared Trust	Operating Expense Limit
Tactical Dividend and Momentum
Class A	1.70%
Class C	2.45%
Class I	1.45%
Class R	1.85%
Investor Class	2.45%

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